April 29, 2011

Via facsimile and EDGAR

Ms. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	United Technologies Corporation

Commission File No. 001-00812

Form 10-K for fiscal year ended December 31, 2010

Filed on February 10, 2011

Definitive Proxy Statement on Schedule 14A

Filed on February 25, 2011

Dear Ms. Shenk:

This letter sets forth the response of United Technologies Corporation (the Company) to the comments of the Staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) contained in a letter to the Company dated April 20, 2011 regarding the above referenced Form 10-K and Definitive Proxy Statement. Our specific responses to each comment are set forth below following the text of the Staff’s comments.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 10

1.	We note your disclosure in the first paragraph of this section of “[o]ur business, financial condition, operating results and cash flows can be impacted by a number of factors, including, but not limited to, those set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. For a discussion identifying additional risk factors and important factors that could cause actual results to differ materially from those anticipated, see…” All material risks should be discussed in this section. In future filings, please revise this paragraph to clarify that you have discussed all known material risks.

In response to the Staff’s comment, we will in future filings revise the referenced paragraph to read in its entirety as follows:

“Our business, financial condition, operating results and cash flows can be impacted by the factors set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.”

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Segment Review, page 9

2.	Please quantify and analyze the changes in costs of products and services sold for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of operating profit. In your revised disclosure, quantify and analyze the significant components of cost of sales, such as labor, materials, or any other components, to the extent material. Please provide us with your proposed revised disclosure.

In the Staff’s previous letter dated August 16, 2010 commenting on other Company filings, a similar comment was made regarding a suggested discussion of cost of sales and the material components of these costs. In response to the Staff’s comment, we added a separate discussion of cost of sales in the “Results of Operations” analysis that quantifies the changes due to volume, foreign currency translation, net acquisition and divestiture activity and restructuring. The Company’s systems currently provide information with respect to all of these elements, which information management utilizes in analyzing the results of operations. We believe that this additional disclosure allows for an even greater understanding of material drivers of our results of operations. Disclosure and analysis of components of cost of sales such as labor, materials and overhead would need to be provided at the segment level in order to be meaningful, due to the disparate nature of our businesses and the significant differences in their respective cost structures. However, while our current disclosure makes reference to activity at certain businesses being drivers of gross margin and cost of sales, we do not believe it to be appropriate to disclose the components of cost of sales at a segment level. This information is competitively sensitive. A detailed disclosure of our costs of sales components would place the Company at a significant disadvantage in the marketplace, and, therefore, we believe would be counter to our shareowners’ interests.

In addition to the forgoing competitive concerns, a disclosure and analysis of costs of sales components would not be feasible under our existing systems structure. We have nearly 500 different general ledger systems in use across nearly 2,000 entities worldwide. While these systems are designed and controlled to ensure all transactional activity is properly recorded and classified by financial statement element (e.g., cost of sales versus selling, general & administrative), they are not designed to then aggregate the individual components such as materials, labor and overhead. Additionally, due to the complex nature of our cost systems and the long-term nature of many of our contracts, the individual cost components often lose their distinction or characterization as they are aggregated into cost pools, absorbed through standard costing processes and/or expensed through long-term contract accounting methodologies such as percentage of completion.

We will continue to provide, where applicable, the enhanced cost of sales disclosure begun with respect to the fourth quarter of 2010, which specifically identifies the impacts of sales volume and foreign exchange translation and the net impact of acquisitions and divestitures and restructuring. This quantification of these impacts is consistent with that used in assessing the other elements of consolidated performance, as well as the individual segment performance discussions. Further, this information is also consistent with that used by the Company’s management in analyzing our financial performance. Additionally, where applicable, we will continue to quantify and discuss significant cost variances in order to provide an understanding of our operating results.

Pratt & Whitney, page 14

3.	Please clarify for us what is meant by the following in regard Engine Alliance: “At December 31, 2010, 40 percent of Pratt & Whitney’s 50 percent interest in the EA was held by third party participants,” and how the interests held by these third parties impact your accounting.

As noted in the footnote disclosure, the Engine Alliance is a joint venture between Pratt & Whitney and General Electric, in which each party owns 50% of the equity. Pratt & Whitney accounts for its interest in this joint venture under the equity method of accounting. Both Pratt & Whitney and General Electric each provide various services and parts to the Engine Alliance for the design, development, production and marketing of the GP7000 engine.

With respect to the parts of the engine that Pratt & Whitney provides to the joint venture, Pratt & Whitney has entered into risk and revenue sharing arrangements whereby third parties provide 40% of the content for which Pratt & Whitney is responsible. These risk and revenue sharing arrangements are accounted for as collaboration agreements in accordance with Accounting Standards Codification Section 808-10-15 “Collaborative Arrangements” and as discussed in footnote 16 “Collaborative Arrangements” in our consolidated financial statements included in our Annual Report on Form 10-K for fiscal year ended December 31, 2010. In future filings, where applicable, we will clarify the nature of these third party risk and revenue sharing arrangements, state that Pratt & Whitney accounts for its interest in this joint venture under the equity method of accounting and cross-reference the applicable footnote to our consolidated financial statements which discusses collaborative arrangements.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 33

4.	We note that you have disclosed in the “Bonus” column rather than the “Non-Equity Incentive Plan Compensation” column amounts earned pursuant to your Annual Executive Incentive Compensation Plan, even though you state that the compensation committee determined these annual bonuses on the basis of earnings, free cash flow performance and other factors relevant to your 2010 performance. Please advise regarding your basis for disclosing these amounts in the “Bonus” column. For guidance, refer to Question 119.02 of the Regulations S-K Compliance and Disclosure Interpretations. Alternatively, in future filings, please disclose these amounts in the “Non-Equity Incentive Plan Compensation” column and, to the extent amounts are paid, in the exercise of positive discretion, over and above the amounts earned due to the achievement of any performance measures, disclose those amounts in the “Bonus” column. In future filings, please also include disclosure, as applicable, in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column in the “Grants of Plan-Based Awards” table.

The Board of Directors’ Committee on Compensation and Executive Development (the Committee) retains full discretionary authority in the determination of cash payments under the Company’s Annual Executive Incentive Compensation Plan. Earnings growth and cash flow metrics are material factors in the determination process, particularly with regard to the initial establishment of bonus pools for the corporate-level executives and executives of the Company’s business units for each fiscal year. However, performance relative to these metrics does not guarantee the establishment of a collective bonus pool or an individual bonus payment of any specific amount. As discussed in the Compensation Discussion and Analysis (CD&A) in the Definitive Proxy Statement, the Committee considers external and other factors that may have enhanced or diminished the quality of actual performance relative to the earnings growth and cash flow targets. Although no such adjustments were made to award pools in 2010, the Committee has made such discretionary adjustments in the past. As an example, the Committee established bonus pools in 2009 notwithstanding the Company’s failure to meet threshold earnings growth and cash flow targets. In that instance, the Committee determined that 2009 performance was in fact very strong relative to peer companies and in the context of severe global recession. The CD&A also explains that actual bonus amounts reflect an overall and subjective assessment of individual performance. The Committee reserves the right to make significant adjustments, negative or positive, on the basis of its assessment of individual performance wholly unrelated to the corporate or business unit financial metrics. Material subjective adjustments are identified and explained in the CD&A. Importantly, there is no relative weighting or allocation formula between measured financial performance and assessed individual performance. While bonus amount determination is significantly driven by the noted financial metrics, the Committee has discretion, and in the past has exercised the discretion, to override metric-based calculations at each stage of the determination process. We acknowledge that pre-established financial performance measures are important to the bonus determination process and particularly so in 2010, however, we believe that reporting all or a portion of annual bonus awards in the non-equity incentive plan compensation column will make our plan appear more formulaic than it is in actual practice. On balance, we believe that reporting in the annual bonus column, with explanation in the CD&A of objective and subjective factors relevant to each year’s determination, provides disclosure better aligned with our plan’s design and operation than full or partial reporting in the non-equity incentive plan column.

We appreciate the Staff’s consideration of our responses to the above comments and we will incorporate the revised disclosures noted above in our future filings, where applicable.

Should you have any questions, or wish to discuss any of our responses, please call me directly at 860-728-6246.

Sincerely,

/s/ Gregory J. Hayes

Gregory J. Hayes

Senior Vice President and Chief Financial Officer

Cc:	Aamira Chaudhry, Division of Corporation Finance, SEC

Doug Jones, Division of Corporation Finance, SEC

Donald Field, Division of Corporation Finance, SEC

Joseph P. Herron, PricewaterhouseCoopers

Joshua R. Cammaker, Wachtell, Lipton, Rosen & Katz

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